Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Place of Incorporation
RUI International Pte. Ltd.	Singapore
Aish Alnas For Logistics	The Kingdom of Saudi Arabia
RUI International Enterprise LLC	United Arab Emirates
Ruiwuhang (Shanghai) Information Technology Co. Ltd.	People’s Republic of China
Beijing Ruiwuhang Information Technology Co. Ltd.	People’s Republic of China
Ruiwuhang (Shanghai) Facility Management Co. Ltd.	People’s Republic of China
Ruiwuhang (Shanghai) Catering Management Co., Ltd.	People’s Republic of China
Ruiwuhang (Wuxi) facility management Co. Ltd.	People’s Republic of China
RUI ONE Pte. Ltd.	Singapore
Jiangsu Ruimu Boshi Technology Co. Ltd.	People’s Republic of China
Company Deep Quest	The Kingdom of Saudi Arabia